             Buenos Aires, March 11th, 2019

COMISIÓN NACIONAL DE VALORES

BOLSA DE COMERCIO DE BUENOS AIRES

Ref.: Information on Resignations – Arts. 8°, Sec. II, Cap. III, Tit. II and 3° 3), Sec. II, Cap. I, Tit. XII of the CNV Regulations.

Dear Sirs,

I am writing to you in my capacity as Responsible of Market Relations of Pampa Energía S.A. (the “Company”), in accordance with Arts. 8°, Sec. II, Cap. III, Tit. I and 3° 3), Sec. II, Cap. I, Tít. XII of the CNV Regulations.

To this extent, I inform you that on the date hereof the Board of Directors of the Company resolved: (i) to approve the resignations presented by Mr. Diego Martín Salaverri and Mr. Enrique Luján Benítez to their respective positions as Director and Alternate Director of the Company for personal reasons, since the resignations are not malicious nor inconvenient nor they affect to normal operation of the Board of Directors; and (ii) to subject to the next Shareholders Meeting of the Company the appointment of one Director and one Alternate Director to replace them, until the end of their term.

Sincerely,

María Agustina Montes

Head of Market Relations